EXHIBIT 4.4

CERTIFICATE OF DESIGNATION OF TERMS OF
VARIABLE RATE NON-CUMULATIVE PREFERRED STOCK, SERIES G

1.	Designation, Par Value and Number of Shares.

     The designation of the series of preferred stock of the Federal National Mortgage Association (“Fannie Mae”) created by this resolution shall be “Variable Rate Non-Cumulative Preferred Stock, Series G” (the “Series G Preferred Stock”), and the number of shares initially constituting the Series G Preferred Stock is Five Million (5,000,000)1. Shares of Series G Preferred Stock will have no par value and a stated value and liquidation preference of $50.00 per share. The Board of Directors of Fannie Mae, or a duly authorized committee thereof, in its sole discretion, may reduce the number of shares of Series G Preferred Stock, provided such reduction is not below the number of shares of Series G Preferred Stock then outstanding.

2.	Dividends.

     (a)   Holders of record of Series G Preferred Stock (each individually a “Holder”, or collectively the “Holders”) will be entitled to receive, when, as and if declared by the Board of Directors of Fannie Mae, or a duly authorized committee thereof, in its sole discretion out of funds legally available therefor, non-cumulative quarterly cash dividends which will accrue from and including August 8, 2000 and will be payable on March 31, June 30, September 30 and December 31 of each year (each, a “Dividend Payment Date”), commencing September 30, 2000. If a Dividend Payment Date is not a Business Day, the related dividend (if declared) will be paid on the next succeeding Business Day with the same force and effect as though paid on the Dividend Payment Date, without any increase to account for the period from such Dividend Payment Date through the date of actual payment. A “Business Day” shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in New York, New York are authorized by law to close. Dividends will be paid to Holders on the record date fixed by the Board of Directors or a duly authorized committee thereof, which may not be earlier than 45 days or later than 10 days prior to the applicable Dividend Payment Date.

     If declared, the dividend rate for the period from and including August 8, 2000 to but excluding September 30, 2002 will be 6.023% per annum. Thereafter, dividends will accrue at a variable per annum rate (not greater than 11%) equal to the “CMT Rate” (as defined below) minus 0.18%, without taking into account any adjustments pursuant to clause (c) of this Section 2. On September 30, 2002 and on September 30 every two years thereafter until redemption, the previous dividend rate will be replaced by the then-current CMT Rate minus 0.18%. The CMT Rate for each two-year period will be determined by Fannie Mae on the second Business Day immediately preceding the first day of such period (each, a “CMT Determination Date”). If declared, the initial dividend, which will be for the “Dividend Period” from and including August 8, 2000 to but excluding September 30, 2000, will be $0.4350 per share and will be payable on September 30, 2000. Thereafter, the Dividend Period relating to a Dividend Payment Date will be the period from and including the preceding Dividend Payment Date to but excluding the related Dividend Payment Date. If Fannie Mae redeems the Series G Preferred Stock, the dividend that would otherwise be payable for the Dividend Period ending on the date of redemption will be included in the redemption price of the shares redeemed and will not be separately payable.

     Dividends payable on the Series G Preferred Stock for any period greater or less than a full Dividend Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series G Preferred Stock for each full Dividend Period will be computed by dividing the per annum dividend rate by four. The amount of quarterly dividends per share will be calculated by multiplying the preceding rate by the stated value per share of $50, the product of which will be rounded to the fourth digit after the decimal point. (If the fifth digit to the right of the decimal point is five or greater, the fourth digit will be rounded up by one.)

1 Plus up to 750,000 additional shares pursuant to the Underwriters’ overallotment option.

     (b)   The “CMT Rate” for any CMT Determination Date with respect to any Dividend Period will be the rate equal to (in the following order of priority):

(1) the one-week average yield on 2-year United States Treasury securities at “constant maturity” as estimated from the United States Department of the Treasury’s weekly yield curve, as published in the latest H.15(519) (as defined below) available on the applicable CMT Determination Date with respect to such Dividend Period, provided that such H.15(519) was first available not earlier than ten calendar days before such CMT Determination Date, under the column “Week Ending” for the week most recently ended opposite the heading “U.S. government securities-Treasury Constant Maturities, 2-year.”

(2) if the latest H.15(519) available on the applicable CMT Determination Date with respect to such Dividend Period was first available prior to ten calendar days before such CMT Determination Date, the CMT Rate will be such 2-year United States Treasury constant maturity rate (or other 2-year United States Treasury rate) for such CMT Determination Date as may then be published by either the Board of Governors of the Federal Reserve System or the United States Department of the Treasury that Fannie Mae determines to be comparable to the rate formerly published in H.15(519).

(3) if the CMT Rate as described in clause (2) is not published by 10:00 a.m. (New York City time) on the applicable CMT Determination Date, the CMT Rate will be calculated by Fannie Mae and will be a yield to maturity (expressed as a bond equivalent as a decimal on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 p.m. (New York City time) on such CMT Determination Date of three leading primary United States government securities dealers in The City of New York selected by Fannie Mae (from five such dealers and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)) for direct noncallable fixed rate obligations of the United States (“Treasury Notes”) most recently issued with an original maturity of approximately two years and a remaining term to maturity of not less than one year. If three or four (and not five) of such dealers are quoting as described in this clause (iii), then the CMT Rate will be based on the arithmetic mean of the bid prices obtained and neither the highest nor lowest of such quotations will be eliminated.

(4) if fewer than three dealers selected by Fannie Mae are quoting as described in clause (3), the CMT Rate will be calculated by Fannie Mae and will be a yield to maturity (expressed as a bond equivalent and as a decimal on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 p.m. (New York City time) on the applicable CMT Determination Date of three leading primary United States government securities dealers in The City of New York selected by Fannie Mae (from five such dealers and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)) for Treasury Notes with an original maturity of approximately ten years and a remaining term to maturity closest to two years. If three or four (and not five) of such dealers are quoting as described in this clause (4), then the CMT Rate will be based on the arithmetic mean of the bid prices obtained and neither the highest nor lowest of such quotations will be eliminated.

(5) if fewer than three dealers selected by Fannie Mae are quoting as described in clause (4), the CMT Rate will be the CMT Rate determined on the immediately preceding CMT Determination Date.

     In the case of clause (4), if two Treasury Notes with an original maturity of approximately ten years have remaining terms to maturity equally close to two years, the quotes for the Treasury Note with the shorter remaining term to maturity will be used.

     “H.15(519)” means the weekly statistical release designated as the H.15(519), as officially published by the Board of Governors of the Federal Reserve System.

     Fannie Mae’s determination of the CMT Rate and the dividend rate will be final and binding.

     (c)   If, prior to February 8, 2002, one or more amendments to the Internal Revenue Code of 1986, as amended (the “Code”), are enacted that eliminate or reduce the percentage of the dividends-received deduction applicable to the Series G Preferred Stock as specified in section 243(a)(1) of the Code or any successor provision thereto (the “Dividends-Received Percentage”), certain adjustments may be made in respect of the dividends payable by Fannie Mae, and Post Declaration Date Dividends and Retroactive Dividends (as such terms are defined below) may become payable, as described below.

     The amount of each dividend payable (if declared) per share of Series G Preferred Stock for dividend payments made on or after the effective date of such change in the Code will be adjusted by multiplying the amount of the dividend payable pursuant to clause (a) of this Section 2 (before adjustment) by a factor, which will be the number determined in accordance with the following formula (the “DRD Formula”), and rounding the result to the nearest cent (with one-half cent rounded up):

1–.35(1–.70)

1–.35(1–DRP)

For purposes of the DRD Formula, “DRP” means the Dividends-Received Percentage (expressed as a decimal) applicable to the dividend in question; provided, however, that if the Dividends-Received Percentage applicable to the dividend in question shall be less than 50%, then the DRP shall equal .50. No amendment to the Code, other than a change in the percentage of the dividends-received deduction applicable to the Series G Preferred Stock as set forth in section 243(a)(1) of the Code or any successor provision thereto, will give rise to an adjustment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, Fannie Mae receives either an unqualified opinion of nationally recognized independent tax counsel selected by Fannie Mae or a private letter ruling or similar form of assurance from the Internal Revenue Service (the “IRS”) to the effect that such an amendment does not apply to a dividend payable on the Series G Preferred Stock, then such amendment will not result in the adjustment provided for pursuant to the DRD Formula with respect to such dividend. The opinion referenced in the previous sentence shall be based upon the legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation. Unless the context otherwise requires, references to dividends herein will mean dividends as adjusted by the DRD Formula. Fannie Mae’s calculation of the dividends payable as so adjusted shall be final and not subject to review.

     Notwithstanding the foregoing, if any such amendment to the Code is enacted after the dividend payable on a Dividend Payment Date has been declared but before such dividend is paid, the amount of the dividend payable on such Dividend Payment Date will not be increased; instead, additional dividends (the “Post Declaration Date Dividends”), equal to the excess, if any, of (1) the product of the dividend paid by Fannie Mae on such Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends-Received Percentage applicable to the dividend in question and .50) over (2) the dividend paid by Fannie Mae on such Dividend Payment Date, will be payable (if declared) to Holders on the record date applicable to the next succeeding Dividend Payment Date.

     If any such amendment to the Code is enacted and the reduction in the Dividends-Received Percentage retroactively applies to a Dividend Payment Date as to which Fannie Mae previously paid dividends on the Series G Preferred Stock (each, an “Affected Dividend Payment Date”), Fannie Mae will pay (if declared) additional dividends (the “Retroactive Dividends”) to Holders on the record date applicable to the next succeeding Dividend Payment Date (or, if such amendment is enacted after the dividend payable on such Dividend Payment Date has been declared, to Holders on the record date applicable to the second succeeding Dividend Payment Date following the date of enactment) or, if the Series G Preferred Stock is called for redemption prior to such record date, to Holders on the applicable redemption date, as the case may be, in an amount equal to the excess of (1) the product of the dividend paid by Fannie Mae on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the greater of the Dividends-Received Percentage and .50 applied to each Affected Dividend

Payment Date) over (2) the sum of the dividend paid by Fannie Mae on each Affected Dividend Payment Date. Fannie Mae will only make one payment of Retroactive Dividends for any such amendment. Notwithstanding the foregoing provisions, if, with respect to any such amendment, Fannie Mae receives either an unqualified opinion of nationally recognized independent tax counsel selected by Fannie Mae or a private letter ruling or similar form of assurance from the IRS to the effect that such amendment does not apply to a dividend payable on an Affected Dividend Payment Date for the Series G Preferred Stock, then such amendment will not result in the payment of Retroactive Dividends with respect to such Affected Dividend Payment Date. The opinion referenced in the previous sentence shall be based upon legislation amending or establishing the DRP or upon a published pronouncement of the IRS addressing such legislation.

     Notwithstanding the foregoing, no adjustment in the dividends payable by Fannie Mae shall be made, and no Post Declaration Date Dividends or Retroactive Dividends shall be payable by Fannie Mae, in respect of the enactment of any amendment to the Code after February 8, 2002 that eliminates or reduces the Dividends-Received Percentage.

     In the event that the amount of dividends payable per share of Series G Preferred Stock is adjusted pursuant to the DRD Formula and/or Post Declaration Date Dividends or Retroactive Dividends are to be paid, Fannie Mae will cause notice of each such adjustment and, if applicable, Post Declaration Date Dividends and Retroactive Dividends to be given as soon as practicable to the Holders of Series G Preferred Stock.

     (d)   No dividend (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase shares of, the common stock of Fannie Mae or any other stock of Fannie Mae ranking, as to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of Fannie Mae, junior to the Series G Preferred Stock) may be declared or paid or set apart for payment on Fannie Mae’s common stock (or on any other stock of Fannie Mae ranking, as to the payment of dividends, junior to the Series G Preferred Stock) unless dividends have been declared and paid or set apart (or ordered to be set apart) on the Series G Preferred Stock for the then current quarterly Dividend Period; provided, however, that the foregoing dividend preference shall not be cumulative and shall not in any way create any claim or right in favor of the Holders of Series G Preferred Stock in the event that dividends have not been declared or paid or set apart (or ordered to be set apart) on the Series G Preferred Stock in respect of any prior dividend period. If the full dividend on the Series G Preferred Stock is not paid for any quarterly dividend period, the Holders of Series G Preferred Stock will have no claim in respect of the unpaid amount so long as no dividend (other than those referred to above) is paid on Fannie Mae’s common stock (or any other stock of Fannie Mae ranking, as to the payment of dividends, junior to the Series G Preferred Stock) for such Dividend Period.

     (e)   The Board of Directors of Fannie Mae, or a duly authorized committee thereof, may, in its discretion, choose to pay dividends on the Series G Preferred Stock without the payment of any dividends on Fannie Mae’s common stock (or any other stock of Fannie Mae ranking, as to the payment of dividends, junior to the Series G Preferred Stock).

     (f)   No full dividends shall be declared or paid or set apart for payment on any stock of Fannie Mae ranking, as to the payment of dividends, on a parity with the Series G Preferred Stock for any period unless full dividends have been declared and paid or set apart for payment on the Series G Preferred Stock for the then-current quarterly Dividend Period. When dividends are not paid in full upon the Series G Preferred Stock and all other classes or series of stock of Fannie Mae, if any, ranking, as to the payment of dividends, on a parity with the Series G Preferred Stock, all dividends declared upon shares of Series G Preferred Stock and all such other stock of Fannie Mae will be declared pro rata so that the amount of dividends declared per share of Series G Preferred Stock and all such other stock will in all cases bear to each other the same ratio that accrued dividends per share of Series G Preferred Stock (including any adjustments in dividends payable due to changes in the Dividends-Received Percentage but without, in the case of any noncumulative preferred stock, accumulation of unpaid dividends for prior Dividend Periods) and such other stock bear to each other.

     (g)   No dividends may be declared or paid or set apart for payment on any shares of Series G Preferred Stock if at the same time any arrears exist or default exists in the payment of dividends on any outstanding class or series of stock of Fannie Mae ranking, as to the payment of dividends, prior to the Series G Preferred Stock.

     (h)   Holders of Series G Preferred Stock will not be entitled to any dividends, whether payable in cash or property, other than as herein provided and will not be entitled to interest, or any sum in lieu of interest, in respect of any dividend payment.

3.	Optional Redemption.

     (a)   The Series G Preferred Stock shall not be redeemable prior to September 30, 2002. On that date and on September 30 every two years thereafter, subject to the notice provisions set forth in Section 3(b) below and subject to any further limitations which may be imposed by law, Fannie Mae may redeem the Series G Preferred Stock, in whole or in part, out of funds legally available therefor, at the redemption price of $50.00 per share plus an amount, determined in accordance with Section 2 above, equal to the amount of the dividend (whether or not declared) for the then-current quarterly Dividend Period accrued to but excluding the date of such redemption, including any adjustments in dividends payable due to changes in the Dividends-Received Percentage but without accumulation of unpaid dividends on the Series G Preferred Stock for prior Dividend Periods. If less than all of the outstanding shares of Series G Preferred Stock are to be redeemed, Fannie Mae will select the shares to be redeemed from the outstanding shares not previously called for redemption by lot or pro rata (as nearly as possible) or by any other method that the Board of Directors of Fannie Mae, or a duly authorized committee thereof, in its sole discretion deems equitable.

     (b)   In the event Fannie Mae shall redeem any or all of the Series G Preferred Stock as aforesaid, Fannie Mae will give notice of any such redemption to Holders of Series G Preferred Stock not less than 30 days prior to the date fixed by the Board of Directors of Fannie Mae, or duly authorized committee thereof, for such redemption. Each such notice will state: (1) the number of shares of Series G Preferred Stock to be redeemed and, if fewer than all of the shares of Series G Preferred Stock held by a Holder are to be redeemed, the number of shares to be redeemed from such Holder; (2) the redemption price; (3) the redemption date; and (4) the place at which a Holder’s certificate(s) representing shares of Series G Preferred Stock must be presented upon such redemption. Failure to give notice, or any defect in the notice, to any Holder of Series G Preferred Stock shall not affect the validity of the proceedings for the redemption of shares of any other Holder of Series G Preferred Stock being redeemed.

     (c)   Notice having been given as herein provided, from and after the redemption date, dividends on the Series G Preferred Stock called for redemption shall cease to accrue and such Series G Preferred Stock called for redemption will no longer be deemed outstanding, and all rights of the Holders thereof as registered holders of such shares of Series G Preferred Stock will cease. Upon surrender in accordance with said notice of the certificate(s) representing shares of Series G Preferred Stock so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of Fannie Mae, or a duly authorized committee thereof, shall so require and the notice shall so state), such shares shall be redeemed by Fannie Mae at the redemption price aforesaid. Any shares of Series G Preferred Stock that shall at any time have been redeemed shall, after such redemption, be cancelled and not reissued. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the Holder thereof.

     (d)   The Series G Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. In addition, Holders of Series G Preferred Stock will have no right to require redemption of any shares of Series G Preferred Stock.

4.	Liquidation Rights.

     (a)   Upon any voluntary or involuntary dissolution, liquidation or winding up of Fannie Mae, after payment or provision for the liabilities of Fannie Mae and the expenses of such dissolution, liquidation or winding up, the Holders of outstanding shares of the Series G Preferred Stock will be entitled to receive out of the assets of Fannie Mae or proceeds thereof available for distribution to stockholders, before any payment or distribution of assets is made to holders of Fannie Mae’s common stock (or any other stock of Fannie Mae ranking, as to the distribution of assets upon dissolution, liquidation or winding up of Fannie Mae, junior to the Series G Preferred Stock), the amount of $50.00 per share plus an amount, determined in accordance with Section 2 above, equal to the dividend (whether or not declared) for the then-current quarterly dividend period accrued to but excluding the date of such liquidation payment, including any adjustments in dividends payable due to changes in the Dividends-Received Percentage but without accumulation of unpaid dividends on the Series G Preferred Stock for prior Dividend Periods.

     (b)   If the assets of Fannie Mae available for distribution in such event are insufficient to pay in full the aggregate amount payable to Holders of Series G Preferred Stock and holders of all other classes or series of stock of Fannie Mae, if any, ranking, as to the distribution of assets upon dissolution, liquidation or winding up of Fannie Mae, on a parity with the Series G Preferred stock, the assets will be distributed to the Holders of Series G Preferred Stock and holders of all such other stock pro rata, based on the full respective preferential amounts to which they are entitled (including any adjustments in dividends payable due to changes in the Dividends-Received Percentage but without, in the case of any noncumulative preferred stock, accumulation of unpaid dividends for prior Dividend Periods).

     (c)   Notwithstanding the foregoing, Holders of Series G Preferred Stock will not be entitled to be paid any amount in respect of a dissolution, liquidation or winding up of Fannie Mae until holders of any classes or series of stock of Fannie Mae ranking, as to the distribution of assets upon dissolution, liquidation or winding up of Fannie Mae, prior to the Series G Preferred Stock have been paid all amounts to which such classes or series are entitled.

     (d)   Neither the sale, lease or exchange (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of Fannie Mae, nor the merger, consolidation or combination of Fannie Mae into or with any other corporation or the merger, consolidation or combination of any other corporation or entity into or with Fannie Mae, shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, for the purposes of this Section 4.

     (e)   After payment of the full amount of the distribution of assets upon dissolution, liquidation or winding up of Fannie Mae to which they are entitled pursuant to paragraphs (a), (b) and (c) of this Section 4, the Holders of Series G Preferred Stock will not be entitled to any further participation in any distribution of assets by Fannie Mae.

5.	No Conversion Or Exchange Rights.

     The Holders of shares of Series G Preferred Stock will not have any rights to convert such shares into or exchange such shares for shares of any other class or classes, or of any other series of any class or classes, of stock or obligations of Fannie Mae.

6.	No Pre-Emptive Rights.

     No Holder of Series G Preferred Stock shall be entitled as a matter of right to subscribe for or purchase, or have any pre-emptive right with respect to, any part of any new or additional issue of stock of any class whatsoever, or of securities convertible into any stock of any class whatsoever, or any other shares, rights, options or other securities of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend.

7.	Voting Rights; Amendments.

     (a)   Except as provided below, the Holders of Series G Preferred Stock will not be entitled to any voting rights, either general or special.

     (b)   Without the consent of the Holders of Series G Preferred Stock, Fannie Mae will have the right to amend, alter, supplement or repeal any terms of this Certificate or the Series G Preferred Stock (1) to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designation that may be defective or inconsistent with any other provision herein or (2) to make any other provision with respect to matters or questions arising with respect to the Series G Preferred Stock that is not inconsistent with the provisions of this Certificate of Designation so long as such action does not materially and adversely affect the interests of the Holders of Series G Preferred Stock; provided, however, that any increase in the amount of authorized or issued Series G Preferred Stock or the creation and issuance, or an increase in the authorized or issued amount, of any other class or series of stock of Fannie Mae, whether ranking prior to, on a parity with or junior to the Series G Preferred Stock, as to the payment of dividends or the distribution of assets upon dissolution, liquidation or winding up of Fannie Mae, or otherwise, will not be deemed to materially and adversely affect the interests of the Holders of Series G Preferred Stock.

     (c)   Except as set forth in paragraph (b) of this Section 7, the terms of this Certificate or the Series G Preferred Stock may be amended, altered, supplemented or repealed only with the consent of the Holders of at least two-thirds of the shares of Series G Preferred Stock then outstanding, given in person or by proxy, either in writing or at a meeting of stockholders at which the Holders of Series G Preferred Stock shall vote separately as a class. On matters requiring their consent, Holders of Series G Preferred Stock will be entitled to one vote per share.

     (d)   The rules and procedures for calling and conducting any meeting of Holders (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents, and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules that the Board of Directors of Fannie Mae, or a duly authorized committee thereof, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of any national securities exchange on which the Series G Preferred Stock are listed at the time.

8.	Additional Classes or Series of Stock.

     The Board of Directors of Fannie Mae, or a duly authorized committee thereof, shall have the right at any time in the future to authorize, create and issue, by resolution or resolutions, one or more additional classes or series of stock of Fannie Mae, and to determine and fix the distinguishing characteristics and the relative rights, preferences, privileges and other terms of the shares thereof. Any such class or series of stock may rank prior to, on a parity with or junior to the Series G Preferred Stock as to the payment of dividends or the distribution of assets upon dissolution, liquidation or winding up of Fannie Mae, or otherwise.

9.	Priority.

     For purposes of this Certificate of Designation, any stock of any class or series of Fannie Mae shall be deemed to rank:

     (a)   Prior to the shares of Series G Preferred Stock, either as to the payment of dividends or the distribution of assets upon dissolution, liquidation or winding up of Fannie Mae, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of Fannie Mae, as the case may be, in preference or priority to the Holders of shares of Series G Preferred Stock.

     (b)   On a parity with shares of Series G Preferred Stock, either as to the payment of dividends or the distribution of assets upon dissolution, liquidation or winding up of Fannie Mae, whether or not the dividend rates or amounts, dividend payment dates or redemption or liquidation prices per share, if any, be different from those of the Series G Preferred Stock, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of Fannie Mae, as the case may be, in proportion to their respective dividend rates or amounts or liquidation prices, without preference or priority, one over the other, as between the holders of such class or series and the Holders of shares of Series G Preferred Stock.

     (c)   Junior to shares of Series G Preferred Stock, either as to the payment of dividends or the distribution of assets upon dissolution, liquidation or winding up of Fannie Mae, if such class shall be common stock of Fannie Mae or if the Holders of shares of Series G Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of Fannie Mae, as the case may be, in preference or priority over the holders of such class or series.

     (d)   The shares of Preferred Stock of Fannie Mae designated “6.41% Non-Cumulative Preferred Stock, Series A” (the “Series A Preferred Stock”), “6.50% Non-Cumulative Preferred Stock, Series B” (the “Series B Preferred Stock”), “6.45% Non-Cumulative Preferred Stock, Series C” (the “Series C Preferred Stock”), “5.25% Non-Cumulative Preferred Stock, Series D” (the “Series D Preferred Stock”), “5.10% Non-Cumulative Preferred Stock, Series E” (the “Series E Preferred Stock”) and “Variable Rate Non-Cumulative Preferred Stock, Series F” (the “Series F Preferred Stock”) shall be deemed to rank on a parity with shares of Series G Preferred Stock as to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of Fannie Mae. Accordingly, the holders of record of Series A Preferred Stock, the holders of record of Series B Preferred Stock, the holders of record of Series C Preferred Stock, the holders of record of Series D Preferred Stock, the holders of record of Series E Preferred Stock, the holders of record of Series F Preferred Stock and the Holders of Series G Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon dissolution, liquidation or winding up of Fannie Mae, as the case may be, in proportion to their respective dividend rates or amounts or liquidation prices, without preference or priority, one over the other.

10.	Transfer Agent, Dividend Disbursing Agent and Registrar.

     Fannie Mae hereby appoints First Chicago Trust Company a division of EquiServe as its initial transfer agent, dividend disbursing agent and registrar for the Series G Preferred Stock. Fannie Mae may at any time designate an additional or substitute transfer agent, dividend disbursing agent and registrar for the Series G Preferred Stock.

11.	Notices.

     Any notice provided or permitted by this Certificate of Designation to be made upon, or given or furnished to, the Holders of Series G Preferred Stock by Fannie Mae shall be made by first-class mail, postage prepaid, to the addresses of such Holders as they appear on the books and records of Fannie Mae. Such notice shall be deemed to have been sufficiently made upon deposit thereof in the United States mail. Notwithstanding anything to the contrary contained herein, in the case of the suspension of regular mail service or by reason of any other cause it shall be impracticable, in Fannie Mae’s judgment, to give notice by mail, then such notification may be made, in Fannie Mae’s discretion, by publication in a newspaper of general circulation in The City of New York or by hand delivery to the addresses of Holders as they appear on the books and records of Fannie Mae.

     Receipt and acceptance of a share or shares of the Series G Preferred Stock by or on behalf of a Holder shall constitute the unconditional acceptance by such Holder (and all others having beneficial ownership of such share or shares) of all of the terms and provisions of this Certificate of Designation. No signature or other further manifestation of assent to the terms and provisions of this Certificate of Designation shall be necessary for its operation or effect as between Fannie Mae and the Holder (and all such others).